CUSIP No. 81-4239109	Page 1 of 8 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

UNITED FINANCIAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81-4239109

(CUSIP Number)

Kurt R. Weise

United Financial Corp.

945 Winnetka Avenue N.

Suite 145

Golden Valley MN 55427

(763) 542-3001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81-4239109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON John M. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 989,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 989,113
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,113 (excludes 10,713 shares held by spouse)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.16%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 81-4239109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Susan M. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,713
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,713
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,713 (excludes 989,113 shares held by John M. Morrison)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 81-4239109	Page 4 of 8 Pages

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 3, 1998 (“Schedule 13D”), as amended September 8, 1998, June 4, 1999, June 12, 2000, February 9, 2001 and November 26, 2003.

Pursuant to this Amendment No. 6 to Schedule 13D, Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

Item 1.	Security and Issuer

This Schedule 13D is being filed jointly by John M. Morrison, individually and Susan M. Morrison, individually, for the common shares of United Financial Corp, 120 1st Ave. North, Great Falls, Montana.

Item 2.	Identity and Background

(a)	Name: John M. Morrison, individually, and Susan M. Morrison, individually

(b)	Residence or Business Address:
945 Winnetka Avenue N. Suite 145 Golden Valley MN 55427

(c)	Present Principal Occupation:
John M. Morrison - Chairman, Central Bank Group Inc. See item 2(b) for address Susan M. Morrison - Home maker

(d)	Convictions in the last 5 years: John M. Morrison NONE Susan M. Morrison NONE

(e)	Securities law violations in the last 5 years: John M. Morrison NONE Susan M. Morrison NONE

(f)	Citizenship: United States of America for both John M. Morrison and Susan M. Morrison

Item 4.	Purpose of Transaction

Effective November 6, 2006, John M. Morrison entered into a Support Agreement with United Financial Corp. A copy of the Support Agreement is attached as Exhibit 9.1 to the Company’s Form 8-K, dated November 13, 2006, and is incorporated herein by reference. Pursuant to the Support Agreement, Mr. Morrison agreed to vote all shares of the Company’s common stock beneficially owned by him: (i) in favor of the approval and adoption of the Agreement and Plan of Merger among U.S. Bancorp, Cascade Acquisition Corporation and the Company, dated November 6, 2006; and (ii) against any action, agreement, transaction or proposal that is made in opposition to the Agreement and Plan of Merger, relates to a proposal to take over the Company or impedes or delays the consummation of the merger of the Company into U.S. Bancorp.

CUSIP No. 81-4239109	Page 5 of 8 Pages

Mr. Morrison also agreed, with respect to shares beneficially owned by him, not to (i) enter into any tender or exchange offer or otherwise transfer any of the shares, or (ii) grant any proxies, deposit any shares into a voting trust, enter into a voting agreement or otherwise restrict his ability to exercise all voting rights. In addition, Mr. Morrison agreed that he will not initiate, solicit, facilitate, entertain or encourage any acquisition proposal involving the Company from any third party.

Except as described above, neither John nor Susan Morrison have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

John M. Morrison beneficially owns 989,113 shares (32.16% of the outstanding shares of the Company) of the aggregate of 999,826 (32.51%) reported hereby and has the sole voting power and dispositive power with respect thereto. Of the 989,113 shares beneficially owned by Mr. Morrison, 57,843 are held by Central Bancshares Inc., of which Mr. Morrison owns 100% of the outstanding common stock and 27,637 shares are held in Mr. Morrison’s IRA, and 40,362 are held in Central Financial Services Inc., an S Corporation controlled 100% by Mr. Morrison. Susan M. Morrison holds 10,713 shares, (0.35% of the outstanding shares of the Company). Of the 10,713 shares, 2,681 shares are held in Mrs. Morrison’s IRA and 8,032 are held directly. Neither reporting person shares voting or dispositive power with respect to shares held by the other reporting person. Each reporting person disclaims beneficial ownership with respect to the shares held by the other reporting person. The percentages of beneficial ownership are based on 3,075,820 shares of common stock outstanding as of October 31, 2006, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 81-4239109	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

See response to Item 4 above.

Item 7.	Material to be Filed as Exhibits

A.	Written Agreement to File Jointly

B.	Support Agreement, dated November 6, 2006, between the Company and John M. Morrison, incorporated by reference to Exhibit 9.1 to Form 8-K filed by United Financial Corp. on November 13, 2006.

CUSIP No. 81-4239109	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Dated: November 15, 2006

/s/ John M. Morrison
John M. Morrison, individually

/s/ Susan M. Morrison
Susan M. Morrison, individually

CUSIP No. 81-4239109	Page 8 of 8 Pages

EXHIBIT A

To Schedule 13D

The undersigned, John M. and Susan M. Morrison hereby agree that this Schedule 13D shall be filed on behalf of each of them.

Dated: November 15, 2006

/s/ John M. Morrison
John M. Morrison, individually

/s/ Susan M. Morrison
Susan M. Morrison, individually